

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 12, 2007

Scott P. Mitchell
President and Chief Executive Officer
Think Partnership Inc.
28050 US 19 North, Suite 509
Clearwater, Florida 33761

> **Re: Think Partnership Inc.**
> **Registration Statement on Form S-3**
> **Amendment 1 Filed June 27, 2007**
> **File No. 333-143299**

Dear Mr. Mitchell:

We have limited our review of your Form S-3 to consideration of your disclosure concerning the shares being registered on this registration statement and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter of July 21, 2007. While an integration analysis is not entirely relevant to a determination as to whether the offerings in question should be considered primary or secondary, we have noted the factual assertions contained in your response. We direct your attention to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. In particular, please refer to Section D Item 29, available at http://www.sec.gov/interps/telephone/cftelinterps_rule415.pdf, which discusses the possibility that secondary offerings may be considered primary offerings when taking into account the totality of the circumstances. To further assist us in our consideration of this issue, please provide us with the following information regarding your transactions with,

and securities holdings of, Magnetar Capital Master Fund, Ltd. and entities affiliated with Karl Brewer (separately for each of the eight entities listed on the Form S-3):

- The number of issued and outstanding shares each currently holds;

- The number of shares that may be issued pursuant to convertible securities;

- The number of shares that have been registered on other registration statements, specifically identifying each tranche;

- The number of shares registered on prior registration statements that have been sold;

- The date on which and the manner in which each of these entities received the shares and/or the underlying securities registered on such prior registration statements. In your response, please address why the company agreed to register the shares sold by the Roberti Jacobs Family Trust by the three purchasers, including Magnetar, and to what extent the company was involved in Trust's decision to exercise the warrants and sell the underlying shares.

- A more detailed analysis of whether either Magnetar or Mr. Brewer is in the business of buying and selling securities.

Selling Shareholders, page 4

2. The disclosure in this section continues to be confusing. Please continue to revise your disclosure to address the following points:

- As requested previously, please disclose in the footnotes to the selling stockholders table the number of shares included in each selling shareholder's beneficial ownership amount that are outstanding and the amount that the selling shareholder has the right to acquire (i.e., the number of shares issuable upon exercise of warrants and options, etc.)

- As requested previously, please avoid disclosure in terms of shares that are being "excluded." In this regard, it is not necessary to disclose the number of shares that are not being offered. Instead, simply provide disclosure about the nature and number of the shares that are being offered (e.g., the number of shares being offered that are outstanding, issuable upon exercise of warrants, etc.).

- Please continue to review your footnote disclosure to ensure that the numbers are consistent and/or add up. For example, you state that the shares beneficially held by Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems ("Calhoun Policemen and Firemen") amount to 63,000 and that you are offering 9,922 under the instant Registration Statement (333-143299), to leave 53,078 shares remaining after the present offering. However, you disclose in footnote 5 that Calhoun Policemen and Firemen are offering 63,000 shares pursuant to Registration Statement 333-134823. As a result, we do not understand how Calhoun Policemen and Firemen beneficially owns only 63,000 shares.

- Please clarify in footnotes 2 and 3 to the selling shareholder table that you have not included shares underlying particular warrants in Magnetar Capital Master Fund's beneficial ownership amounts due to the beneficial ownership limitations contained in the warrant agreements (i.e., what you refer to as blocker provisions). Clarify that these beneficial ownership limitations do not prevent Magnetar from ultimately exercising and selling the full amount issuable upon exercise of the warrants. In this regard, state that, even though Magnetar may not receive more than 4.90% or 4.99% of the then-outstanding common stock, this restriction does not prevent Magnetar from selling some of its holdings and then receiving additional shares. In this way, Magnetar could sell more than these limits while never holding more than those limits. In addition, disclose that Magnetar is currently offering all 9,019,573 shares that it beneficially owns and could obtain upon exercise of warrants through the offer of 5,499,645 shares on this registration statement and the concurrent offer of 3,519,928 shares on a prior registration statement on Form S-3 (file number 333-134823).

- Please explain why, in footnotes 18, 19 and 21, you refer to options awarded to Messrs. Brown, Geras and Mellon on dates in 2007 that have not occurred yet.

- In your response to prior comment 5, you state that Jody Brown is carrying forward 41,431 shares from registration statement number 333-121761 and Patrick Walsh is carrying forward 225,000 shares from registration statement number 333-121761. We are unable to locate Ms. Brown in the selling shareholder table of registration statement number 333-121761 at the time of effectiveness. We also note that Mr. Walsh was disclosed as offering 200,000 shares in registration statement number 333-121761. Please explain these apparent discrepancies.

Please revise the table and footnote disclosure to reconcile these and other similar discrepancies.

Along with your response, you may wish to consider providing a timeline of holdings for each selling shareholder in order to clarify matters to us and reconcile the disclosure contained in your next amendment.

3. Please fix the formatting error for the footnotes currently contained on page 8, as the single column does not allow a reader to differentiate between individual entries.

Exhibits

4. We note that you furnished on EDGAR a blacklined version of exhibit 10.1, "Conversion of Series A Convertible Preferred Stock." Please explain why you provided a blacklined version and what the blacklined information represents (e.g., that the agreement was amended, etc.).

5. We reissue comment six from our letter of June 21, 2007. Please file or incorporate by reference as exhibits the material agreements between the company and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions behind the shares being registered. If you choose to file an agreement as an exhibit through incorporation by reference, the appropriate method to do so is to list the agreement in the exhibit index and disclose from what document you are incorporating the exhibit by reference. Additionally, we note that Exhibits A and B to the Letter Agreements are not filed. Please file the entire agreement.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Vaughn Duff, Esq.
        Fax: (727) 324-0063